PRESS RELEASE

November 9, 2004
FOR IMMEDIATE RELEASE

•

Canadian Zinc Reports Third Quarter Financial Results

Canadian Zinc Corporation (“TSX-CZN”) Toronto: has today filed its financial results for the period ended September 30, 2004.  The Company reported losses of $63,978 and $448,813 for the three months and nine months ended September 30, 2004, respectively, compared to losses of $61,672 and $246,630 for the three and nine months ended September 30, 2003.  Expenditure on the Prairie Creek property increased substantially to $1,236,903 during the quarter ended September 30, 2004, from $471,506 during the quarter ended June 30, 2004, and $53,156 in the third quarter of 2003.

Canadian Zinc continues in a strong financial position.  During the first nine months to September 30, 2004, the Company raised $2,188,505 through the exercise of options and the conversion of share purchase warrants.   At September 30, 2004 the Company had cash and short term deposits of $13.2 million, compared to cash of $13.3 million at December 31, 2003, and is debt free.

Expenditures at the Prairie Creek mine site increased substantially during the third quarter as the exploration programmes expanded.  During the nine months to September 30, 2004 the Company expended $1,808,076 on the Prairie Creek property.  Expenditures will decrease during the fourth quarter of 2004 as these programmes are curtailed for the winter season.

The unaudited Financial Statements and related notes for the period ended September 30, 2004, together with Management’s Discussion and Analysis of financial condition and results of operations (MD&A) is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s web site at www.canadianzinc.com.

Exploration Drilling

During 2004 the Company carried out a major exploration programme on the Prairie Creek property, comprising both infill surface drilling of the existing resource and exploration drilling outside the currently known resource area.  This programme commenced in June 2004 and continued throughout the summer, terminating in early October.  A total of 27 holes, comprising 5963 metres, were completed with very encouraging results.  See  Press Releases dated November 5, and September 30, 2004.

Development Activities

Planning also continued on the proposed underground exploration and development programme. Procon Mining and Tunnelling Ltd. of Burnaby, B.C. was selected as the prime contractor and was actively engaged on site preparation.  It is anticipated that this programme will be carried out at Prairie Creek during 2005.   At the same time, it is also planned to carry out further technical and metallurgical studies to advance the Prairie Creek project towards commercial production.

Permitting Activities

The Company has been extensively engaged in permitting activities throughout the first nine months of 2004 and this will continue throughout the remainder of the year and into 2005.

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.8 million tones, grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billions pounds of lead.

The Company has also undertaken the review of a number of other new mining opportunities that have come to its attention and this activity will continue.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration & Chief Operating Officer	Chairman
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com